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Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

December 22, 2021

VIA EDGAR

Chad Eskildsen, Staff Accountant

Ken Ellington, Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Logan Ridge Finance Corporation

Shelf Registration Statement on Form N-2, File No. 333-260208

Dear Messrs. Eskildsen and Ellington:

On behalf of Logan Ridge Finance Corporation (the “Company”), we are providing the following responses to comments received by email from Mr. Eskildsen on December 13, 2021 and comments received by telephone from Mr. Ellington on December 21, 2021 relating to the above-referenced registration statement on Form N-2 originally filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2021 and December 20, 2021, pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of Mr. Eskildsen and Mr. Ellington have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.	Please add disclosure to the Financial Highlight section of the Registration Statement to note that only the Financial Highlights in the 2017 Annual Report on Form 10-K are incorporated by reference.

The Company will update the Financial Highlights section in a future filing under Rule 424 when it conducts an offering under the Registration Statement.

Securities and Exchange Commission	December 22, 2021

2.	The expense ratio disclosed in the fee table is significantly lower than the expense ratio disclosed in the period ended September 30, 2021 10-Q. Please explain the difference.

The financial statements provided in Form 10-Q for the period ended September 30, 2021, filed with the Commission on November 10, 2021 (the “9/30/21 10-Q”), look back in time, while the Fees and Expense table in the Registration Statement is meant to be forward looking. During the third quarter, the Company paid off the credit facility entirely in two payments, which led to there being a higher level of interest costs accounted for in the 9/30/21 10-Q Financial Highlights.

The model used to calculate the Fees and Expense table in the Registration Statement used September 30, 2021 balances for financing costs. Since the Company had not drawn on the credit facility, there were no coupon interest costs on the line of credit included in the expense ratio, which accounts for the decrease in the ratio reported in the Fees and Expense Table (please see footnote six to the Fees and Expenses table).

3.

Please updated the “Portfolio Companies” section and the Interim Financial Statements incorporated by reference in the Part C to information as of September 30, 2021 since the 10-Q was filed on November 10, 2021.

The Company has incorporated the requested revisions.

Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda Christopher P. Healey

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